

September 22, 2010

Ms. Kathy Ordoñez
Chief Executive Officer
Celera Corporation
1401 Harbor Bay Parkway
Alameda, CA 94502

Re: Celera Corporation
Form 10-K filed March 10, 2010
Form 10-Q filed May 5, 2010
Schedule 14A filed April 14, 2010
File No. 001-34116

Dear Ms. Ordoñez:

  We have completed our review of the above filings and have no further comments at this time.

          Sincerely,

Gus Rodriguez

          Accounting Branch Chief